

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2025

Byron Roth
Chief Executive Officer
CR Financial Holdings, Inc.
2340 Collins Avenue, Suite 402
Miami Beach, FL 33139

> **Re: Roth CH Acquisition Co.**
> **Schedule 13D filed February 14, 2025 by Byron Roth et. al**
> **File No. 005-92987**

Dear Byron Roth:

We have conducted a limited review of the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed February 14, 2025

General

1. We note that the event reported as requiring the filing of the Schedule 13D was January 24, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the January 24, 2025 event date, the Schedule 13D submitted on February 14, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Item 3, page 1

2. Please revise to disclose the amount of funds or other consideration used in making the purchases described in Item 3 of your Schedule 13D. Refer to Item 3 of Schedule 13D.

Item 7, page 1

3.   Multiple beneficial owners have reported their beneficial ownership on the above-captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule 13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions